LifeStance Health Group, Inc.

4800 N. Scottsdale Road, Suite 6000

Scottsdale, AZ 85251

June 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Deanna Virginio; Jeffrey Gabor

Re:	LifeStance Health Group, Inc.

Registration Statement on Form S-1 (File No. 333-256202)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LifeStance Health Group, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:30 p.m. Eastern Time on June 9, 2021, or as soon as possible thereafter. The Company hereby authorizes Thomas Fraser of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Fraser of Ropes & Gray LLP, counsel to the Company, at (617) 951-7063 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

LIFESTANCE HEALTH GROUP, INC.

By:	/s/ Michael K. Lester
Name:	Michael K. Lester
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]